Exhibit 1

PRESS RELEASE

CYREN Survey Indicates 71 Percent of SMBs Hacked in Last Year, Security Spending Soars

MCLEAN, Va. – July 28, 2016 – CYREN (NASDAQ: CYRN) today announced the results of its 2016 Benchmarking Survey that examines the current state of web security and the plans of IT and security managers at SMBs. The survey, commissioned by CYREN and conducted by Osterman Research, polled 308 U.S. IT professionals from organizations with 100 to 3,000 employees.

The full 18-page report is available at:

http://pages.cyren.com/2016_07_Survey_Report_IT_Security_SMBs_LP.html

The survey reveals current web security capabilities in use, the importance that decision makers place on different features and functionality for web security solutions, the vendors whose solutions they have deployed, and other issues related to web security. Key findings include:

●	71% suffered a malware-related security breach
●	43% experienced a successful phishing attack
●	36% suffered a virus or worm infection
●	23% fell victim to ransomware

“These findings fully debunk the frequent misconception that ‘my organization is too small to attract cybercriminals,’” said Michael Osterman, principal analyst at Osterman Research. “With 71% of IT managers at small and medium-sized businesses reporting recent data breaches and less than half of them expressing confidence in their ability to protect against advanced threats, it’s not surprising to see SMBs increased their IT security spending 23% over the last year.”

The survey also confirmed the rate at which SMB IT departments are adapting to two recent security trends, with more than half indicating they are now inspecting encrypted SSL traffic, and 29% confirming they have subscribed to a cloud-based SaaS web security service.

Osterman Research conducted the online surveys in June 2016. Respondents from a wide range of industries were surveyed, led by technology-focused companies (26% of respondents), manufacturing (18%), healthcare (11%), and financial services (9%).

About Osterman Research

Osterman Research provides timely and accurate market research, cost data, cost models, benchmarking information and other services to technology-based companies. It does this by continually gathering information from IT decision-makers and end-users of information technology. The company analyzes and reports this information to help companies develop and improve the products and services they offer to these markets or to internal customers. Visit www.ostermanresearch.com.

About CYREN

CYREN (NASDAQ and TASE: CYRN) protects more than 600 million users against cyber attacks and data breaches through its cloud-based web, email, mobile and endpoint security solutions. Relied upon by many of the world’s largest technology companies such as Dell, Google, McAfee and Microsoft, CYREN offers enterprise-focused security as a service (SecaaS) solutions as well as embedded solutions for software and security providers . CYREN’s global cloud security platform processes more than 17 billion daily transactions and uses innovative zero-day protection technology to proactively block over 130 million threats each day. Learn more at www.cyren.com.

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CYREN Company Contact
Mike Myshrall, CFO
703.760.3320
mike.myshrall@cyren.com

CYREN Media Contact
Matthew Zintel
Zintel Public Relations
281.444.1590
matthew.zintel@zintelpr.com